MINUTES OF THE BOARD OF DIRECTOR
OF
NATIONAL SCIENTIFIC CORPORATION

The undersigned, being the only remaining member of the Board of Directors of National Scientific Corporation, a Texas Corporation, does hereby accept the resignation of Pamela J. Thompson as a Director and Chief Financial Officer of National Scientific Corporation. A copy of said letter of resignation is to be a part of the record of the corporation and be attached to these minutes.

There being no further business to come before the Board the meeting was adjourned.

Dated: December 30, 2014

Michael De Le Garza
Director, President/CEO